

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
ASPAC I Acquisition Corp.
Level 39, Marina Bay Financial Centre Tower 2
10 Marina Boulevard
Singapore 018983

>   **Re: ASPAC I Acquisition Corp.**
>   **Form 10-K for the year ended December 31, 2021**
>   **File No. 001-41285**

Dear Claudius Tsang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction